Mail Stop 3561

							March 23, 2006



Thomas C. Livengood
Senior Vice President and Controller
Reliant Energy, Inc.
1000 Main Street
Houston, TX  77002


	RE:	Reliant Energy, Inc.
		Item 4.01 Form 8-K filed March 22, 2006
		File No. 1-16455


Dear Mr. Livengood:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Please revise to state if Deloitte & Touche resigned, declined to stand for re-election, or was dismissed. We do not believe the statement that they were replaced satisfies the requirements of the rules. See Item 304(a)(1)(i) of Regulation S-K.

2. Please revise to state whether the decision to change accountants was recommended or approved by the Audit Committee. We note that the
Audit Committee approved the engagement of KPMG; however, it is not clear if they participated in either the resignation or dismissal of
Deloitte. Since the engagement of KPMG and the termination of Deloitte are two separate events you may want to separate these disclosures.



Thomas C. Livengood
Reliant Energy, Inc.
March 23, 2006
Page 2

3. Please tell us what audits Deloitte is still working on and the purpose of the disclosure in the last sentence of the first paragraph. If Deloitte is still working on audits related to the registrant and will resign or be dismissed at a future date, please revise the disclosure to clarify this fact. We may have further comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	As appropriate, please file your amended Form 8-K and respond to these comments within five business days or tell us when you will provide us with a response. Please provide the representations requested above and file your response to these comments as an EDGAR correspondence file. The revised filing should include an updated letter from your former accountants.

	You may contact Robert Burnett, Staff Accountant, at (202)
551-
3330, or in his absence, me at (202) 551-3841 if you have questions regarding these comments.

							Sincerely,



							Michael Moran
						            Branch Chief

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